Exhibit 99.1

Phoenix New Media Reports Fourth Quarter and Fiscal Year 2013 Unaudited Financial Results

4Q13 Total Revenues Up 32.4% YOY

4Q13 Net Advertising Revenues Up 36.7% YOY

4Q13 Net Income Attributable to PNM Up 197.4% YOY

4Q13 Adjusted Net Income Attributable to PNM Up 257.0% YOY

FY2013 Net Income Attributable to PNM was RMB279.6 million

Live Conference Call to be Held at 8:00 PM U.S. Eastern Time on February 25

BEIJING, China, February 26, 2014 — Phoenix New Media Limited (NYSE: FENG), a leading new media company in China (“Phoenix New Media”, “PNM”, “ifeng” or the “Company”), today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2013.

Fourth Quarter and Fiscal Year 2013 Highlights

•                  Total revenues for the fourth quarter of 2013 increased by 32.4% year-over-year to RMB400.1 million (US$66.1 million), driven by a 36.7% increase in net advertising revenues, and a 24.9% increase in paid service revenues.

•                  Net income attributable to Phoenix New Media Limited for the fourth quarter of 2013 increased by 197.4% year-over-year to RMB82.9 million (US$13.7 million). Adjusted net income attributable to Phoenix New Media Limited1 for the fourth quarter of 2013 increased by 257.0% year-over-year to RMB92.0 million (US$15.2 million).

•                  Net income per diluted ADS2 for the fourth quarter of 2013 increased by 203.2% year-over-year to RMB1.07 (US$0.18). Adjusted net income per diluted ADS for the fourth quarter of 2013 increased by 263.9% year-over-year to RMB1.19 (US$0.20).

•                  Total revenues for fiscal year 2013 increased by 28.2% year-over-year to RMB1.4 billion (US$235.3 million), primarily driven by a 41.6% increase in net advertising revenues.

•                  Net income attributable to Phoenix New Media for fiscal year 2013 increased by 160.4% year-over-year to RMB279.6 million (US$46.2 million).

Mr. Shuang Liu, CEO of Phoenix New Media, stated, “In the past year, we saw our company evolve from a news-focused portal leader into a diversified news and lifestyle media company, as we expanded our offering into several new verticals as well as deepening our connection with our Chinese audience by hosting many high-profile offline media events. We are very pleased to close out 2013 with another solid quarter, having achieved total revenues growth of 32% year over year and adjusted net income attributable to PNM growth of 257% in the fourth quarter. Our strong financial performance was fueled by our success in expanding the brand popularity and user-reach of our platform with daily unique visitors to our site growing by over 23% year-over-year. Our homepage has now become the second most visited homepage among all Chinese media websites in terms of daily unique visitor, according to iResearch, further demonstrating our strong competitive positioning among Chinese Internet media companies.”

“Serving in my newly-assumed dual role as both CEO of ifeng and COO of Phoenix Satellite TV, I will lead our effort in strategizing, overseeing and allocating resources to implement the convergence of TV and new media businesses, allowing us to further capitalize on the synergies and economies of scale inherent in our expanding media platform. We are confident that we are well-positioned and well-equipped to expand our user-base and meet our audience’s dynamic needs as we solidify our cross-platform media leadership in the Chinese market in 2014 and beyond.”

1 An explanation of the Company’s non-GAAP financial measures is included in the section entitled “Use of Non-GAAP Financial Measures” below, and the related reconciliations to GAAP financial measures are presented in the accompanying “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures”.

2  “ADS” means American Depositary Share of the Company. Each ADS represents eight Class A ordinary shares of the Company.

Fourth Quarter 2013 Financial Results

REVENUES

Total revenues for the fourth quarter of 2013 increased by 32.4% to RMB400.1 million (US$66.1 million) from RMB302.2 million in the fourth quarter of 2012.

Net advertising revenues (net of advertising agency service fees), for the fourth quarter of 2013 increased by 36.7% to RMB263.9 million (US$43.6 million) from RMB193.1 million in the fourth quarter of 2012, primarily due to an increase in average revenue per advertiser (“ARPA”) of 24.9% to RMB0.8 million (US$0.1 million) and an increase in the total number of advertisers of 9.4% to 349.

Paid service revenues3 for the fourth quarter of 2013 increased by 24.9% to RMB136.2 million (US$22.5 million) from RMB109.1 million in the fourth quarter of 2012. Mobile value-added services (“MVAS”)4 revenues increased by 12.2% to RMB107.7 million (US$17.8 million) in the fourth quarter of 2013 from RMB96.0 million in the fourth quarter of 2012, due to Company’s improvements in paid product distribution, diversification and marketing. Games and others5 revenues increased by 118.4% to RMB28.5 million (US$4.7 million) in the fourth quarter of 2013 from RMB13.0 million in the fourth quarter of 2012, primarily driven by the increase in revenues generated from web-based games on the Company’s game platform.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues for the fourth quarter of 2013 increased by 11.9% to RMB184.6 million (US$30.5 million) from RMB165.1 million in the fourth quarter of 2012, primarily due to an increase in content and operational costs and revenue sharing fees. Revenue sharing fees to telecom operators and channel partners increased to RMB56.1 million (US$9.3 million) in the fourth quarter of 2013 from RMB47.3 million in the fourth quarter of 2012, primarily due to an increase in MVAS revenues. Content and operational costs increased to RMB80.2 million (US$13.3 million) in the fourth quarter of 2013 from RMB73.1 million in the fourth quarter of 2012 due to an increase in staff-related costs. Bandwidth costs increased to RMB19.6 million (US$3.2 million) in the fourth quarter of 2013 from RMB19.0 million in the fourth quarter of 2012, primarily due to the increase in the Company’s user traffic. Sales taxes and surcharges increased to RMB28.7 million (US$4.7 million) in the fourth quarter of 2013 from RMB25.6 million in the fourth quarter of 2012. Share-based compensation expenses included in cost of revenues were RMB2.8 million (US$0.5 million) in the fourth quarter of 2013, compared to negative RMB1.1 million in the fourth quarter of 2012. The year-over-year increase in share-based compensation expenses was primarily due to the newly-issued stock options in 2013.

Gross profit for the fourth quarter of 2013 increased by 57.1% to RMB215.5 million (US$35.6 million) from RMB137.1 million in the fourth quarter of 2012. Gross margin for the fourth quarter of 2013 increased to 53.9% from 45.4% in the fourth quarter of 2012, mainly due to the increased revenue contribution from advertising. Adjusted gross margin, which excludes share-based compensation expenses, increased to 54.6% in the fourth quarter of 2013 from 45.0% in the fourth quarter of 2012.

3  In 2013, the Company recast paid service revenues classification from previously mobile Internet value-added services, or MIVAS, and video value-added services, or VVAS, into currently mobile value-added services, or MVAS, and games and others.

4  MVAS includes wireless value-added services, or WVAS, mobile video, mobile digital reading, mobile games and other paid services through China’s three telecom operators’ platforms.

5  Games and others includes web-based games, content sales, and other online and mobile paid services through the Company’s own platforms.

OPERATING EXPENSES AND INCOME FROM OPERATIONS

Total operating expenses for the fourth quarter of 2013 increased by 22.1% to RMB144.5 million (US$23.9 million) from RMB118.4 million in the fourth quarter of 2012. The increase in operating expenses was primarily attributable to the increase in staff-related costs, and expenses associated with the Company’s marketing and promotional initiatives. Share-based compensation expenses included in operating expenses were RMB6.3 million (US$1.0 million) in the fourth quarter of 2013, compared to negative RMB1.0 million in the fourth quarter of 2012. The year-over-year increase in share-based compensation expenses was primarily due to the stock options newly granted in 2013.

Income from operations for the fourth quarter of 2013 increased significantly to RMB70.9 million (US$11.7 million) from RMB18.7 million in the fourth quarter of 2012. Operating margin for the fourth quarter of 2013 increased to 17.7% from 6.2% in the fourth quarter of 2012, mainly due to increased revenue contribution from advertising.

Adjusted income from operations, which excludes share-based compensation expenses, for the fourth quarter of 2013 increased significantly to RMB80.1 million (US$13.2 million) from RMB16.6 million in the fourth quarter of 2012. Adjusted operating margin for the fourth quarter of 2013 increased to 20.0% from 5.5% in the fourth quarter of 2012.

FOREIGN CURRENCY EXCHANGE GAIN AND INTEREST INCOME

Foreign currency exchange gain for the fourth quarter of 2013 was RMB4.5 million (US$0.8 million), compared to RMB6.6 million in the fourth quarter of 2012. Interest income for the fourth quarter of 2013 increased to RMB9.5 million (US$1.6 million) from RMB7.4 million in the fourth quarter of 2012.

NET INCOME ATTRIBUTABLE TO PHOENIX NEW MEDIA LIMITED

Net income attributable to Phoenix New Media Limited for the fourth quarter of 2013 increased by 197.4% to RMB82.9 million (US$13.7 million) from RMB27.9 million in the fourth quarter of 2012. Net margin for the fourth quarter of 2013 increased to 20.7% from 9.2% in fourth quarter of 2012. Net income per diluted ADS in the fourth quarter of 2013 increased by 203.2% to RMB1.07 (US$0.18) from RMB0.35 in the fourth quarter of 2012.

Adjusted net income attributable to Phoenix New Media Limited, which excludes share-based compensation expenses, for the fourth quarter of 2013 increased by 257.0% to RMB92.0 million (US$15.2 million) from RMB25.8 million in the fourth quarter of 2012. Adjusted net margin for the fourth quarter of 2013 increased to 23.0% from 8.5% in the fourth quarter of 2012. Adjusted net income per diluted ADS in the fourth quarter of 2013 increased by 263.9% to RMB1.19 (US$0.20) from RMB0.33 in the fourth quarter of 2012.

For the fourth quarter of 2013, the Company’s weighted average number of ADSs used in the computation of diluted net income per ADS was 77,524,623.

Fiscal Year 2013 Financial Results

REVENUES

Total revenues for fiscal year 2013 increased by 28.2% to RMB1.4 billion (US$235.3 million) from RMB1.1 billion in fiscal year 2012

Net advertising revenues (net of advertising agency service fees), for fiscal year 2013 increased by 41.6% to RMB863.7 million (US$142.7 million) from RMB610.2 million in fiscal year 2012. This increase was primarily due to an increase in average revenue per advertiser (“ARPA”) of 29.9% to RMB1.5 million (US$0.3 million) for 569 total advertisers.

Paid service revenues for fiscal year 2013 increased by 12.0% to RMB560.7 million (US$92.6 million) from RMB500.8 million in fiscal year 2012. The growth in paid service revenues was primarily due to Company’s web-based games business development and improvements in paid product distribution, diversification and marketing.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues for fiscal year 2013 increased by 10.3% to RMB696.4 million (US$115.0 million) from RMB631.3 million in fiscal year 2012. Share-based compensation expense included in cost of revenues was RMB7.3 million (US$1.2 million) in fiscal year 2013.

Gross profit for fiscal year 2013 increased by 51.8% to RMB728.1 million (US$120.3 million) from RMB479.7 million in fiscal year 2012.

Gross margin for fiscal year 2013 increased to 51.1% from 43.2% in fiscal year 2012, mainly due to the increased revenue contributions from advertising. Adjusted gross margin, which excludes the impact of share-based compensation expenses, increased to 51.6% for fiscal year 2013 from 43.3% in fiscal year 2012.

OPERATING EXPENSES AND INCOME FROM OPERATIONS

Total operating expenses for fiscal year 2013 increased by 21.5% to RMB479.9 million (US$79.3 million) from RMB395.1 million in fiscal year 2012. The increase in operating expenses was primarily due to the increase in staff-related costs, as well as sales and marketing expenses associated with the Company’s marketing and promotional initiatives. Share-based compensation expenses included in operating expenses were RMB9.4 million (US$1.6 million) in fiscal year 2013 compared to RMB5.8 million in fiscal year 2012.

Income from operations for fiscal year 2013 increased by 193.2% to RMB248.2 million (US$41.0 million) from RMB84.6 million in fiscal year 2012. Operating income margin for fiscal year 2013 increased to 17.4% from 7.6% in fiscal year 2012.

Adjusted income from operations, which excludes the impact of share-based compensation expenses, for fiscal year 2013 increased by 189.8% to RMB264.9 million (US$43.8 million) from RMB91.4 million in fiscal year 2012. Adjusted operating income margin for fiscal year 2013 increased to 18.6% from 8.2% in fiscal year 2012.

NET INCOME ATTRIBUTABLE TO PHOENIX NEW MEDIA LIMITED

Net income attributable to Phoenix New Media for fiscal year 2013 increased by 160.4% to RMB279.6 million (US$46.2 million) from RMB107.4 million in fiscal year 2012. Net margin for fiscal year 2013 increased to 19.6% from 9.7% in fiscal year 2012. Net income per diluted ADS for fiscal year 2013 increased by 169.3% to RMB3.59 (US$0.59) from RMB1.33 in fiscal year 2012.

Adjusted net income attributable to Phoenix New Media for fiscal year 2013, which excludes share-based compensation expenses, increased by 159.6% to RMB296.3 million (US$48.9 million) from RMB114.1 million in fiscal year 2012. Adjusted net margin for fiscal year 2013 increased to 20.8% from 10.3% in fiscal year 2012. Adjusted net income attributable to Phoenix New Media per diluted ADS for fiscal year 2013 increased by 168.5% to RMB3.81 (US$0.63) from RMB1.42 in fiscal year 2012.

Business Outlook

For the first quarter of 2014, the Company expects its total revenues to be between RMB340 million and RMB351 million. Net advertising revenues are expected to be between RMB230 million and RMB235 million. Paid service revenues are expected to be between RMB110 million and RMB116 million. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call at 8:00 p.m. U.S. Eastern Time on February 25, 2014 (February 26, 2014 at 9:00 a.m. Beijing / Hong Kong time) to discuss its fourth quarter and fiscal year 2013 unaudited financial results and operating performance.

To participate in the call, please dial the following numbers:

International:	+6567239385
China:	4001200654
Hong Kong:	+85230512745
United States:	+18456750438
Conference ID:	27502646

A replay of the call will be available through March 5, 2014 by dialing the following numbers:

International:	+61281990299
China:	4001200932
Hong Kong:	+85230512780
United States:	+16462543697
Conference ID:	27502646

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.ifeng.com

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Phoenix New Media Limited uses adjusted gross profit, adjusted gross margin, adjusted income from operations, adjusted operating margin, adjusted net income attributable to Phoenix New Media Limited, adjusted net margin and adjusted net income per diluted ADS, each of which is a non-GAAP financial measure. Adjusted gross profit is gross profit excluding share-based compensation expenses. Adjusted gross margin is adjusted gross profit divided by total revenues. Adjusted income from operations is income from operations excluding share-based compensation expenses. Adjusted operating margin is adjusted income from operations divided by total revenues. Adjusted net income attributable to Phoenix New Media Limited is net income attributable to Phoenix New Media Limited excluding share-based compensation expenses. Adjusted net margin is adjusted net income attributable to Phoenix New Media Limited divided by total revenues. Adjusted net income per diluted ADS is adjusted net income attributable to Phoenix New Media Limited divided by weighted average number of diluted ADSs. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation adds clarity to the constituent parts of its performance. The Company reviews adjusted net income together with net income to obtain a better understanding of its operating performance. It uses this non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that using multiple measures to evaluate its business allows both management and investors to assess the Company’s performance against its competitors and ultimately monitor its capacity to generate returns for its investors. The Company also believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.0537 to US$1.00, the noon buying rate in effect on December 31, 2013 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is the leading new media company providing premium content on an integrated platform across Internet, mobile and TV channels in China.  Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet and through their mobile devices. Phoenix New Media’s platform includes its ifeng.com channel, consisting of its ifeng.com website and web-based game platform, its video channel, comprised of its dedicated video vertical and mobile video services, and its mobile channel, including its mobile Internet website, mobile applications and mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the online and mobile advertising, online video and mobile paid service markets in China; the Company’s reliance on online advertising and MVAS for the majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding the retention and strengthening of its relationships with advertisers, partners and customers; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and service offerings; the Company’s reliance on mobile operators in China to provide most of its MVAS; changes by mobile operators in China to their policies for MVAS; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Matthew Zhao

Email: investorrelations@ifeng.com

ICR, Inc.

Jeremy Peruski

Tel: +1 (646) 405-4883

Email: investorrelations@ifeng.com

Phoenix New Media Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands)

	December 31,	December 31,	December 31,
	2012	2013	2013
	RMB	RMB	US$
	Audited*	Unaudited	Unaudited

ASSETS
Current assets:
Cash and cash equivalents	916,169	1,308,138	216,089
Restricted cash	—	10,000	1,652
Term deposits	235,000	93,672	15,474
Accounts receivable, net	280,987	353,379	58,374
Amounts due from related parties	63,811	125,158	20,675
Prepayment and other current assets	42,557	27,911	4,610
Deferred tax assets	17,504	22,779	3,763
Total current assets	1,556,028	1,941,037	320,637
Non-current assets:
Property and equipment, net	102,547	95,126	15,714
Intangible assets, net	9,488	7,919	1,308
Other non-current assets	13,104	12,678	2,094
Total non-current assets	125,139	115,723	19,116
Total assets	1,681,167	2,056,760	339,753
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	154,637	218,604	36,111
Amounts due to related parties	1,806	21,034	3,475
Advances from customers	5,884	10,732	1,773
Taxes payable	40,156	58,140	9,604
Salary and welfare payable	63,631	98,831	16,326
Accrued expenses and other current liabilities	40,717	62,153	10,267
Total current liabilities	306,831	469,494	77,556
Long-term liabilities	7,996	12,231	2,020
Total liabilities	314,827	481,725	79,576
Shareholders’ equity
Phoenix New Media Limited shareholders’ equity
Class A ordinary shares	19,575	18,530	3,061
Class B ordinary shares	22,053	22,053	3,643
Additional paid-in capital	1,785,597	1,734,993	286,600
Treasury stock	(112)	—	—
Statutory reserves	31,985	50,330	8,314
Accumulated deficit	(455,810)	(194,601)	(32,146)
Accumulated other comprehensive loss	(36,948)	(60,127)	(9,932)
Total Phoenix New Media Limited shareholders’ equity	1,366,340	1,571,178	259,540
Noncontrolling interests	—	3,857	637
Total shareholders’ equity	1,366,340	1,575,035	260,177
Total liabilities and shareholders’ equity	1,681,167	2,056,760	339,753

* Derived from audited financial statements included in the Company’s Form 20-F dated April 26, 2013.

Phoenix New Media Limited

Condensed Consolidated Statements of Comprehensive Income

(Amounts in thousands, except for number of shares and per share (or ADS) data)

	Three Months Ended				Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2012	2013	2013	2013	2012	2013	2013
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Audited*	Unaudited	Unaudited
Revenues:
Net advertising revenues	193,138	223,831	263,940	43,600	610,160	863,737	142,679
Paid service revenues	109,056	154,910	136,169	22,494	500,844	560,738	92,627
Total revenues	302,194	378,741	400,109	66,094	1,111,004	1,424,475	235,306
Cost of revenues	(165,075)	(194,434)	(184,645)	(30,501)	(631,299)	(696,355)	(115,030)
Gross profit	137,119	184,307	215,464	35,593	479,705	728,120	120,276
Operating expenses:
Sales and marketing expenses	(66,265)	(65,839)	(88,062)	(14,546)	(197,038)	(273,399)	(45,162)
General and administrative expenses	(28,732)	(16,604)	(27,093)	(4,475)	(106,736)	(97,849)	(16,164)
Technology and product development expenses	(23,417)	(27,224)	(29,377)	(4,853)	(91,292)	(108,683)	(17,953)
Total operating expenses	(118,414)	(109,667)	(144,532)	(23,874)	(395,066)	(479,931)	(79,279)
Income from operations	18,705	74,640	70,932	11,719	84,639	248,189	40,997
Other income:
Interest income	7,403	8,860	9,522	1,573	32,869	32,775	5,414
Foreign currency exchange gain	6,589	3,008	4,537	749	1,897	19,687	3,252
Others, net	423	2,769	7,537	1,245	4,931	14,960	2,471
Income before tax	33,120	89,277	92,528	15,286	124,336	315,611	52,134
Income tax expense	(5,258)	(9,235)	(11,192)	(1,849)	(16,977)	(37,588)	(6,209)
Net income	27,862	80,042	81,336	13,437	107,359	278,023	45,925
Net loss attributable to noncontrolling interests	—	—	1,531	253	—	1,531	253
Net income attributable to Phoenix New Media Limited	27,862	80,042	82,867	13,690	107,359	279,554	46,178
Net income	27,862	80,042	81,336	13,437	107,359	278,023	45,925
Other comprehensive loss, net of tax: foreign currency translation adjustment	(8,305)	(3,722)	(5,598)	(925)	(1,979)	(23,179)	(3,829)
Comprehensive income	19,557	76,320	75,738	12,512	105,380	254,844	42,096
Comprehensive loss attributable to noncontrolling interests	—	—	1,531	253	—	1,531	253
Comprehensive income attributable to Phoenix New Media Limited	19,557	76,320	77,269	12,765	105,380	256,375	42,349
Net income attributable to Phoenix New Media Limited	27,862	80,042	82,867	13,690	107,359	279,554	46,178
Net income per Class A and Class B ordinary share:
Basic	0.05	0.13	0.14	0.02	0.17	0.46	0.08
Diluted	0.04	0.13	0.13	0.02	0.17	0.45	0.07
Net income per ADS (1 ADS represents 8 Class A ordinary shares):
Basic	0.36	1.07	1.10	0.18	1.38	3.69	0.61
Diluted	0.35	1.04	1.07	0.18	1.33	3.59	0.59
Weighted average number of Class A and Class B ordinary shares used in computing net income per share:
Basic	616,690,252	599,683,858	601,035,630	601,035,630	624,010,270	605,988,397	605,988,397
Diluted	632,217,567	617,788,630	620,196,981	620,196,981	643,748,146	622,420,459	622,420,459

* Derived from audited financial statements included in the Company’s Form 20-F dated April 26, 2013.

Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands, except for number of ADSs and per ADS data)

	Three Months Ended December 31, 2012			Three Months Ended September 30, 2013			Three Months Ended December 31, 2013
	Non-GAAP			Non-GAAP			Non-GAAP
	GAAP	Adjustments(1)	Non-GAAP	GAAP	Adjustments(1)	Non-GAAP	GAAP	Adjustments(1)	Non-GAAP
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Gross profit	137,119	(1,082)	136,037	184,307	1,929	186,236	215,464	2,827	218,291
Gross margin	45.4%		45.0%	48.7%		49.2%	53.9%		54.6%
Income from operations	18,705	(2,092)	16,613	74,640	1,973	76,613	70,932	9,138	80,070
Operating margin	6.2%		5.5%	19.7%		20.2%	17.7%		20.0%
Net income attributable to Phoenix New Media Limited	27,862	(2,092)	25,770	80,042	1,973	82,015	82,867	9,138	92,005
Net margin	9.2%		8.5%	21.1%		21.7%	20.7%		23.0%
Net income per ADS—diluted	0.35		0.33	1.04		1.06	1.07		1.19
Weighted average number of ADSs used in computing diluted net income per ADS	79,027,196		79,027,196	77,223,579		77,223,579	77,524,623		77,524,623

	Twelve Months Ended December 31, 2012			Twelve Months Ended December 31, 2013
	Non-GAAP			Non-GAAP
	GAAP	Adjustments(1)	Non-GAAP	GAAP	Adjustments(1)	Non-GAAP
	RMB	RMB	RMB	RMB	RMB	RMB
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Gross profit	479,705	958	480,663	728,120	7,293	735,413
Gross margin	43.2%		43.3%	51.1%		51.6%
Income from operations	84,639	6,759	91,398	248,189	16,723	264,912
Operating margin	7.6%		8.2%	17.4%		18.6%
Net income attributable to Phoenix New Media Limited	107,359	6,759	114,118	279,554	16,723	296,277
Net margin	9.7%		10.3%	19.6%		20.8%
Net income per ADS—diluted	1.33		1.42	3.59		3.81
Weighted average number of ADSs used in computing diluted net income per ADS	80,468,518		80,468,518	77,802,557		77,802,557

(1) Non-GAAP adjustment is only to exclude share-based compensation expenses or (reversal) of share-based compensation expenses.

Details of cost of revenues is as follows:

	Three Months Ended				Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
(Amounts in thousands)	2012	2013	2013	2013	2012	2013	2013
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Audited*	Unaudited	Unaudited
Revenue sharing fees	47,284	76,182	56,140	9,274	263,518	249,797	41,264
Content and operational costs	73,125	75,538	80,246	13,255	227,934	277,038	45,763
Bandwidth costs	19,020	18,331	19,579	3,234	67,721	76,583	12,651
Sales taxes and surcharges	25,646	24,383	28,680	4,738	72,126	92,937	15,352
Total cost of revenues	165,075	194,434	184,645	30,501	631,299	696,355	115,030

* Derived from audited financial statements included in the Company’s Form 20-F dated April 26, 2013.